June 9, 2015
Patrick Gilmore, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Extreme Networks, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2014
Filed September 15, 2014
Form 10-Q for the Quarterly Period Ended March 31, 2015
Filed May 7, 2015
File No. 000-25711

Dear Mr. Gilmore:
Extreme Networks, Inc. (“Extreme” or the “Company”) is submitting the following responses to the comments received from the staff of the Securities and Exchange Commission (the “Staff”) in a letter to the Company dated May 26, 2015, with respect to the Company’s Form 10-K for the fiscal year ended June 30, 2014 and the Company’s Form 10-Q for the quarterly period ended March 31, 2015. The italicized paragraphs below restate the comments of the Staff’s comment letter, and the discussion that follows is the Company’s response to the Staff’s comments.

Form 10-K for the Fiscal Year Ended June 30, 2014
Part III (Incorporated by reference to the Definitive Proxy Statement filed on October 2, 2014)
Executive Compensation and Other Matters
2014 Compensation Decisions, Annual Short-Term Incentives, page 33

1.
We note your response to prior comment 4. Please confirm that in future filings, as applicable, you will disclose the quarterly and full year corporate performance targets and bonus payouts for each of your named executive officers. Also, confirm that you will clearly disclose if any performance measures are non-GAAP financial measures and, if so, that you will explain how the measures are calculated from your audited financial statements. Refer to Instruction 5 to Item 402(b) of Regulation S-K.

The Company acknowledges that in future filings, the quarterly and annual performance targets specific to that plan year and bonus payments made to each named executive officer will be disclosed. The Company will also disclose if any performance measures are non-GAAP financial measures and, if so, the Company will explain how the measures are calculated from our audited financial statements.
Signatures, page 86

2.	We note your response to prior comment 5. It appears you have yet filed an amendment to your Form 10-K to correct the signature page. Please advise.

The Company corrected the signature page and filed the amended Form 10-K/A on June 3, 2015.

Form 10-Q for the Quarterly Period Ended March 31, 2015
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 19

3.
We note your disclosure that the acquisition of Enterasys had positive impact on product revenues for the nine-months ended March 31, 2015 and service revenues for the quarter and nine-months ended March 31, 2015. Please tell us the amount, if determinable, of product and service revenues for the quarter and nine-months ended March 31, 2015 attributable to the acquisition of Enterasys.

In the first full quarter following the acquisition by the Company of Enterasys, the Company integrated the sales force and product lines of the two companies. At the end of the second calendar quarter 2014, the Company operated from an integrated enterprise software system. Products and services from each legacy company were selected by customers based on their needs, and individual tracking of legacy products was not maintained or used by management to manage the business. For these reasons, we are not able to determine the product or service revenues which are uniquely attributable to the acquisition of Enterasys.

However, management believes that the Company’s material increase in revenues was due to the enhanced product and services portfolio afforded through the Enterasys acquisition. For the period July 1, 2014 through March 31, 2015 (9 months) the reported revenues reflect the combined selling efforts of our integrated sales force.

4.
Your disclosure qualitatively discusses various factors impacting the quarterly and nine-month period revenues. Please tell us the extent to which you are able to determine in quantified terms, the relative contribution for the identified factors.

The qualitative disclosures made were associated with the product revenue decline. In the preparation of the Form 10-Q for the period ending March 31, 2015, the Company considered its ability to specifically quantify these items and determined that they were not accurately quantifiable due to the level of estimation required. By way of example, based on feedback from customers and the channels in which we operate, it was noted that the change in the foreign exchange conversion rates impacted some customers’ ability to purchase. Although we had anecdotal evidence of the impact of the foreign exchange conversion rate on customers’ buying decisions, and accordingly noted this qualitatively, we are unable to accurately measure this impact quantitatively. We examined rough data that upon analysis created the basis for qualitative disclosure, yet was not comprehensive enough to quantify the aggregate impacts to total revenue levels. The Company believes that each of the items noted are subjective yet relevant to the qualitative disclosure. The Company acknowledges that in future filings, we will disclose the quantifiable impacts of the qualitative factors if they are accurately quantifiable and material.

5.
We note your response to prior comment 6 that sales allowances increased $1.8 million from June 30, 2014 to December 31, 2015. In light of the decrease in the allowance for doubtful accounts as of March 31, 2015 compared to December 31, 2014 and the increase in the provision for doubtful accounts and allowances for sales returns for the nine-months ended March 31, 2015, please tell us what consideration was given to separately disclosing the impact of the allowance for sales returns and any sales promotional program.

The Company notes that the principal fluctuation in the allowances for sales returns in a given quarter is due to the timing of when the Company accrues credits for transactions and when the Company settles the related liability. The net decline in the allowance accounts from December 31, 2014 to March 31, 2015 was due to the settlement credits for sales returns accrued in previous periods. Additionally, during the third quarter the issuance of previously earned sales promotional credits exceeded the credits earned for the current period. When evaluating the extent of disclosure for the increases noted for the nine-months ended March 31, 2015, there was not any particular aspect of the increase that was representative of an individual transaction or trend and therefore did not warrant separate disclosure.
In regards to the evaluation of disclosure for the impact, if any, of sales promotion programs, the charges will vary due to the Company’s programs offered to its distributors and customers and the success of such programs.  Accordingly, we factor the impact of our sales promotion programs into our determination of disclosures of the impact of company-wide customer discounts, if any, when we discuss changes in Net Revenues in the Results of Operations.

In our discussion of net cash flows provided by operating activities, we determined there was not any particular aspect of the increase in our accounts receivable allowances for the nine-months ended March 31, 2015, that was representative of a material activity or trend that necessitated separate disclosures relative to our outstanding accounts receivable balance. Therefore, we only cited the decline in our sales and the impact of our enhanced cash collections efforts as relevant factors for the change in accounts receivable.
We will continue to review these accounts in the future and disclose material or relevant trends.
* * * * *
In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding the Company’s responses to the comments of the Staff or require additional information from the Company, please contact the undersigned at (408) 579-2670.
Very truly yours,
Extreme Networks, Inc.
/s/ Ken Arola
Ken Arola
Executive Vice President and Chief Financial Officer